ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 13, 2018

Angela C. Jaimes

(617) 951-7591

angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 128

Dear Mr. Orlic:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust” or the “Registrant”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 128 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 28, 2018, in connection with the registration of Class A, Class P and Institutional Class shares of AllianzGI Short Term Bond Fund (the “Fund”), a new series of the Registrant. We received your oral comments regarding the 485(a) Amendment via telephone on May 16, 2018. Summaries of your comments and the Trust’s responses are set forth below. To the extent applicable, the responses below will be reflected in Post-Effective Amendment No. 129 (the “485(b) Amendment”) to the Trust’s Registration Statement, which will be filed with an effective date of June 14, 2018, pursuant to Rule 485(b) under the Securities Act.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.

Comment: Please confirm that the expense limitation described in the footnote to the Annual Fund Operating Expenses table will be effective for at least twelve months from the effective date of the 485(b) Amendment, in accordance with Item 3 of Form N-1A.

Response: The Trust confirms that the expense limitation in place for the Fund will be effective for at least twelve months from the effective date of the 485(b) Amendment.

Fund Summary – Principal Investment Strategies and Principal Risks

2.	Comment: We note the reference on Prospectus page 1 to derivatives. Please note that the Staff’s position is that a derivative’s market value should be used in assessing compliance with a fund’s 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: For purposes of determining compliance with its 80% test pursuant to Rule 35d-1 under the 1940 Act, the Fund may account for a derivative position by reference to either its market value or its notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, a fund that has the word “bond” in its name, such as the Fund, might appropriately use the notional value of a long position in a bond futures contract for purposes of measuring the fund’s compliance with its Rule 35d-1 test. This is because the potential performance impact of holding a long position in a bond futures contract would be viewed as significantly linked to its notional value, substantially more so than to its market value. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only prevent funds with appropriate economic exposure to a given type of investment from satisfying their 80% test but also permit funds with economic exposures very different from their names to comply with their 80% test. For example, under such a rigid interpretation (which the Trust is not adopting), a fund with “debt” in its name that invests 90% of its assets in fixed-income securities, but hedges out all of its debt market exposure with index futures, would satisfy its 80% test notwithstanding that it had no economic exposure to fixed-income investments. Among other purposes, the Fund may use derivatives to obtain economic exposures that replicate investments in bonds and other fixed income instruments, and the Fund will carry out its Rule 35d-1 analysis accordingly.

3.

Comment: We note the reference on Prospectus page 2 to commercial mortgage-backed securities (“CMBS”) and other asset-backed securities (“ABS”). Please state the amount and type of non-agency CMBS and ABS in which the Fund expects to invest and the expected percentage of the Fund’s CMBS/ABS that will be rated below investment grade or unrated.

Response: The amount and type of non-agency CMBS and ABS in which the Fund will invest, and the percentage of the Fund’s CMBS/ABS rated below investment grade or unrated, will vary from time to time, based upon the portfolio managers’ consideration of economic and market factors. At all times, the Fund’s allocation to CMBS/ABS rated below investment grade or unrated will accord with the applicable investment limitations—35% of net assets—stated in the Prospectus.

4.	Comment: Please consider adding additional disclosure to the “Derivatives Risk” definition in the Principal Risks section, in order to clarify references to “leverage, liquidity and valuation” risks.

Response: The Trust believes that the existing risk disclosure, which is meant to include only a brief description of each of the Fund’s principal risks, provides sufficient detail to accurately portray the risk created by the Fund’s investments. The Trust also believes the current form—a brief description of each of the Fund’s principal risks with reference to more detailed risk disclosure in the “Summary of Principal Risks” section—is helpful to investors because it highlights the most significant risks of investing in the Fund without giving investors a false impression that the Fund Summary alone provides enough information to fully understand the complete risk profile of the Fund. The Trust respectfully submits that adherence to the current form of principal risk disclosure reduces inconsistencies across the Trust’s series in the interest of the investors.

In turn, the Trust believes the current disclosure in the “Summary of Principal Risks—Derivatives Risk” section of the Prospectus provides the requested clarification around leverage, liquidity and valuation risks:

[…]

The Fund may also use derivatives for leverage, which increases opportunities for gain but also involves greater risk of loss due to leveraging risk, and to gain exposure to issuers, indices, sectors, currencies and/or geographic regions. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. By investing in a derivative instrument, the Fund could lose more than the principal amount invested, and the use of certain derivatives may subject the Fund to the potential for unlimited loss. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, market risk, credit and counterparty risk and management risk. As a seller of a credit default swap, the Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. See “Leveraging Risk.”

[…]

To the extent the Fund writes call options on individual securities that it does not hold in its portfolio (i.e., “naked” call options), it is subject to the risk that a liquid market for the underlying security may not exist at the time an option is exercised or when the Fund otherwise seeks to close out an option position.

[…]

Derivatives also involve the risk of mispricing or improper valuation, the risk of ambiguous documentation, and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index.

[…]

5.	Comment: Please consider tailoring the “Liquidity Risk” definition in the Principal Risks section to reference investments by the Fund that primarily present this risk.

Response: Please see the first paragraph of the response to Comment 4 above. The Trust believes the Fund’s current risk disclosure is sufficient and compliant with From N-1A, and respectfully declines to make the requested change.

6.

Comment: Please consider adding additional disclosure to the “Mortgage-Related and Other Asset-Backed Risk” definition in the Principal Risks section in order to clarify the meaning of “valuation” and “extension” risks.

Response: Please see the first paragraph of the response to Comment 4 above. The Trust believes the current disclosure in the “Summary of Principal Risks—Mortgage-Related and Other Asset-Backed Risk” section of the Prospectus provides the requested clarification around valuation risk and extension risk:

[…]

Generally, rising interest rates tend to extend the duration of fixed-rate mortgage-related securities, making them more sensitive to changes in interest rates. As a result, in a period of rising interest rates, a fund that holds mortgage-related securities may exhibit additional volatility. This is known as extension risk.

[…]

The market for mortgage-backed and other asset-backed securities has recently experienced high volatility and a lack of liquidity. As a result, the value of many of these securities has significantly declined. There can be no assurance that these markets will become more liquid or less volatile, and it is possible that the value of these securities could decline further.

[…]

7.

Comment: The Staff notes that “Turnover Risk” is included as a principal risk. If applicable, please add a statement to the effect that the Fund may engage in active and frequent trading to the Fund’s strategy disclosure. See instruction 7 to Item 9(b)(1) of Form N-1A.

Response: The Trust notes that Item 3 of Form N-1A requires the Fund to define portfolio turnover, explain its effects on Fund performance, and provide the portfolio turnover rate during the most recent fiscal year. Given that this disclosure is required for all funds, including funds that do not engage in frequent trading as a principal investment strategy, the Trust believes that the inclusion of Turnover Risk is appropriate for all funds, regardless of whether a fund engages in frequent trading as a principal investment strategy, and respectfully declines to make the requested change.

8.	Comment: The Staff asserts that the disclosure provided in response to Item 4(a) of Form N-1A should not be identical to the disclosure provided in response to Item 9(b). Please revise the disclosure in the “Principal Investment Strategies” section of the Fund Summary and/or the information in the corresponding section titled “Principal Investments and Strategies of the Fund” accordingly.

Response: The Trust respectfully submits that the Fund Summary, as written, has been tailored to summarize the information provided in response to Item 9(b) of Form N-1A and is therefore appropriately responsive to the requirements of Item 4(a) and related Commission and Staff guidance. The Trust notes that the Fund Summary is not identical to the Item 9(b) disclosure, although much of the language in the Portfolio Summary conforms to the Item 9(b) disclosure.

9.

Comment: The Staff notes that the “Fixed Income Risk” disclosure in the “Summary of Principal Risks” section refers to “zero coupon” securities. Please supplementally confirm that original issue discount bonds are not a major investment category of the Fund. If the Fund does invest substantially in these instruments, the Staff has a series of related comments that it would provide.

Response: The Trust confirms that original issue discount bonds are not a major investment category of the Fund.

10.

Comment: The Staff notes that the Fund’s “Focused Investment Risk” disclosure refers to certain risks associated with “non-diversified” funds and underlying bond funds. Please consider tailoring this disclosure (1) to reflect only those risks specific to the Fund and (2) to identify the applicable issuers, sectors, industries or geographic regions, in which the Fund focuses its investments.

Response: Regarding item (1), the referenced disclosure has been removed as follows (deletions denoted by ~~strikethrough~~):

Focusing Fund investments in a small number of issuers, industries, foreign currencies or regions increases risk. ~~Funds that are “non-diversified” because they may invest a significant portion of their assets in a relatively small number of issuers may have more risk because changes in the value of a single security or the impact of a single economic, political or regulatory occurrence may have a greater adverse impact on the Fund’s NAV. Similarly, certain underlying bond funds may have more risk because they may invest a substantial portion of their assets in bonds of similar projects or from issuers of the same status. Some of those issuers also may present substantial credit or other risks.~~ Diversified funds that invest in a relatively small number of issuers are subject to similar risks.

[…]

Regarding the suggestion labeled 2 above, The Trust respectfully submits that the current Focused Investment Risk disclosure reflects the risk that the securities and markets in which the Fund primarily invests (including non-U.S. securities) have in the past and may in the future experience extreme volatility and disruption, such as during the financial crisis of 2008-2009 and its aftermath. A Fund, despite being diversified across individual issuers prior to such a disruption, may as a result become temporarily heavily weighted in, and thus exposed to the risks associated with, a small number of issuers, sectors, industries or geographic regions within its portfolio. Additionally, as disclosed in the “Summary of Principal Risks” section of the Prospectus, Focused Investment Risk is not limited to diversified Funds investing in a relatively small number of issuers. Natural phenomena such as weather emergencies, natural disasters and climate change (and related international regulation and accords) can materially affect certain geographic regions, issuers and industries, the risks of which, the Trust believes, may adversely impact the Fund, even though it is categorized as “diversified” for regulatory disclosure purposes.

11.

Comment: Consistent with IM Guidance Update No. 2016-06, which states that the Prospectus “should include a prominent statement” that additional information can be found in an appendix, please bold the following sentence: “More information about these intermediary-specific sales charge variations is available in Appendix A to the Fund’s Prospectus (“Intermediary Sales Charge Discounts and Waivers”).”

Response: The requested change will be made in the 485(b) Amendment.

12.

Comment: The Staff notes that in the section “Classes of Shares,” only “certain” waivers of and exemptions from sales charges are available on the Fund’s website. Please confirm supplementally that all waivers and exemptions from sales charges are included on the Fund’s website.

Response: The Trust confirms that all waivers and exemptions from sales charges are included on the Fund’s website. The referenced disclosure reflects the fact that only certain of the Funds are eligible for waivers and exemptions from sales charges.

13.

Comment: Concerning the audited financial statements of other funds of the Trust that are referenced in the “Financial Statements” section on page 150 of the SAI, please either include the consent of the independent auditor or remove the reference to these financial statements.

Response: Following on its prior responses to a similar comment in filings to register other new series of the Trust, the Trust again conferred with PricewaterhouseCoopers LLP (“PwC”) and takes the position that, because the 485(b) Amendment does not amend the Trust’s registration statement for its preexisting series and because PwC has already consented to the inclusion in the registration statement of the financial statements of these preexisting series, the consent of PwC is not required in connection with the 485(b) Amendment.

PwC has concurred with our views that there is no basis on which they would be required to provide consent for the Fund. In particular, PwC has observed that the Fund has not commenced operations and has not reported audited financial statements on which to base consent nor has PwC been engaged to audit the Fund as of the date of the 485(b) Amendment. We note that, historically, PwC has not provided consent with respect to fund financial statements previously incorporated by reference into an SAI when such funds are not identified as being covered by the respective filing. Given the 485(b) Amendment applies to only the Fund, and given that the facing sheet (consistent with the EDGAR code identifiers and the transmittal letter for the 485(b)

Amendment) clearly contemplate that the 485(b) Amendment does not incorporate the preexisting series, PwC consent is not required.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Robert M. Schmidt

Lucas W. Caron, Esq.